mike blankenship

Managing Partner

1.713.651.2678

MBlankenship@winston.com

September 13, 2023

SiSi Cheng

Kevin Woody

Thomas Jones

Jay Ingram

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	INNO HOLDINGS INC. Amendment No. 1 to Registration Statement on Form S-1 Filed August 14, 2023 File No. 333-273429

Ladies and Gentlemen:

On behalf of our client, INNO HOLDINGS INC. (the “Company”), we are writing to submit the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on August 21, 2023, with respect to the above referenced filing.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company on July 26, 2023.

Index to Financial Statements, page F-1

1.	Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has updated the financial statements to address the Staff’s comment.

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September 13, 2023 Page 2

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael Blankenship
Michael Blankenship

cc:	Dekui Liu, Chief Executive Officer, INNO HOLDINGS INC.